Exhibit 8.1

Waldencast plc
List of Subsidiaries

Name of Subsidiary	Jurisdiction of Formation
Milk Makeup Europe, S.L.U.	Spain
Milk Makeup LLC	U.S., Delaware
Milk Makeup UK Limited	England & Wales
Obagi AsiaPac Limited	Hong Kong
Obagi Blue Sea Holding, LLC	Cayman Islands
Obagi Holding LLC	U.S., Delaware
Obagi Cosmeceuticals LLC	U.S., Delaware
Obagi Global Holdings Limited	Cayman Islands
Obagi Holdco 1 Limited	Jersey
Obagi Holdco 2 Limited	Jersey
Obagi Holdings Company Limited	Cayman Islands
Obagi Netherlands B.V.	The Netherlands
Obagi Viet Nam Import Export Trading MTV Company Limited	Vietnam
Waldencast (Thailand) Co., Ltd.	Thailand
Waldencast Canada Limited	Canada
Waldencast Cayman LLC	Cayman Islands
Waldencast Finco Limited	Jersey
Waldencast Malaysia SDN. BHD.	Malaysia
Waldencast Partners LP	Cayman Islands
Waldencast Singapore Pte. Ltd.	Singapore
Waldencast UK Operations Limited	England & Wales
Waldencast Vietnam Limited	Vietnam